Exhibit 21.1

Subsidiaries of Netskope, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Netskope Arabia Ltd	Saudi Arabia
Netskope Australia PTY LTD	Australia
Netskope Belgium SRL	Belgium
Netskope Canada Ltd	Canada
Netskope Cloud Security Do Brasil LTDA	Brazil
Netskope Colombia SAS	Colombia
Netskope Costa Rica SRL	Costa Rica
Netskope France SARL	France
Netskope Germany GmbH	Germany
Netskope Holding Company LLC	Delaware
Netskope Italy SRL	Italy
Netskope Japan KK	Japan
Netskope Mexico, S de RL de CV	Mexico
Netskope Netherlands B.V.	Netherlands
Netskope Network Technology (Shanghai) Company Ltd	China
Netskope Philippines, Inc.	Philippines
Netskope SASE Gateway LLC	Delaware
Netskope Singapore Pte Ltd	Singapore
Netskope Software India Private Limited	India
Netskope South Africa Pty Ltd	South Africa
Netskope Spain, S.L.	Spain
Netskope Switzerland GmbH	Switzerland
Netskope Taiwan Co., Ltd	Taiwan
Netskope UK LTD	United Kingdom
Netskope, Inc Dubai Branch	United Arab Emirates